SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
 ----------------------------------------------------------------------------

                                  FORM 11-K

                   Annual Report Pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934

 ----------------------------------------------------------------------------

                ( X ) Annual report pursuant to Section 15(d)
                   of the Securities Exchange Act of 1934.

                 For the fiscal year ended December 31, 1997.


                                      OR


               ( ) Transition report pursuant to Section 15(d)
                   of the Securities Exchange Act of 1934.

                          For the transition period
                          from _________________ to
                               ________________.

                Commission file number of the issuer: 0-15734


                            REPUBLIC BANCORP INC.
                     TAX-DEFERRED SAVINGS PLAN AND TRUST
                             (Full title of plan)


                            REPUBLIC BANCORP INC.
                            1070 East Main Street
                            Owosso, Michigan 48867
                      (Name of the issuer and address of
                       its principal executive office)

                             REQUIRED INFORMATION


Items 1-3.         Financial Statements

                   Not Applicable.

Item 4.            ERISA Financial Statements

                   The attached financial statements and schedules, which are hereby incorporated by reference by the Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust (the "Plan"), have been prepared in accordance with the financial reporting requirements of ERISA:

                            Financial Statements for the years ended December 31, 1997 and 1996, Supplemental Schedules for the year ended December 31, 1997, Independent Auditors' Report dated June 12, 1998, and Independent Auditors' Report dated June 9, 1997.

                    Attached as Exhibit 23(a) and Exhibit 23(b) are written consents of independent auditors, Ernst & Young LLP and Deloitte & Touche LLP, respectively.

                            REPUBLIC BANCORP INC.

                          TAX DEFERRED SAVINGS PLAN



                         Financial Statements for the
                   Years Ended December 31, 1997 and 1996,
                        Supplemental Schedules for the
                       Year Ended December 31, 1997 and
                         Independent Auditors' Reports

                            REPUBLIC BANCORP INC.
                          TAX DEFERRED SAVINGS PLAN

                              TABLE OF CONTENTS

 -----------------------------------------------------------------------------

                                                                  Page Number
                                                                  -----------

Independent Auditors' Reports                                           1 - 2

Financial Statements for the Years Ended December 31,
         1997 and 1996:

    Statements of Net Assets Available for Benefits                          3

    Statements of Changes in Net Assets Available for Benefits               4

    Notes to Financial Statements                                       5 - 11

    Signatures                                                              12

Supplemental Schedules for the Year Ended December 31, 1997:

    Item 27a - Schedule of Assets Held for Investment
               Purposes                                                     13

    Item 27b - Schedule of Loans or Fixed Income                Not Applicable

    Item 27c - Schedule of Leases in Default or
               Classified as Uncollectible                      Not Applicable

    Item 27d - Schedule of Reportable Transactions                          14

    Items 27e and 27f - Schedule of Non-Exempt
              Transactions                                      Not Applicable

                        Report of Independent Auditors


To the Trustees and Participants of
Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust
Owosso, Michigan

We have audited the accompanying statement of net assets available for benefits of Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust as of December 31, 1997, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust for the year ended December 31, 1996 were audited by other auditors whose report dated June 9, 1997 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1997 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment as of December 31, 1997 and Schedule of Reportable Transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




/s/ Ernst & Young LLP
June 12, 1998
Detroit, Michigan

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Republic Bancorp Inc. Tax Deferred Savings Plan and Trust
Owosso, Michigan

We have audited the accompanying statement of net assets available for benefits of Republic Bancorp Inc. Tax Deferred Savings Plan and Trust (the "Plan") as of December 31, 1996 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
June 9, 1997
Detroit, Michigan

               REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                 DECEMBER 31,


                                                       1997           1996
                                                       ----           ----
ASSETS

Investments, at fair value (Notes 2 and 4):
     Cash and Cash Equivalents                     $    61,597     $    23,318
     Common Stock:
       Republic Bancorp Inc. Common Stock
       (670,164 and 569,753 shares at 12/31/97
           and 12/31/96, respectively)              14,424,061       6,096,667
       Stock Mutual Funds                            7,879,410       4,655,573
     Bond and Investment Contract Funds              3,022,781       2,405,617
     Loans to Participants                             474,823         364,417
                                                   -----------     -----------

              Total Investments                     25,862,672      13,545,592

Receivables:
     Participants' contributions                         5,923          74,392
     Employer's contribution                            13,995          29,456
                                                   -----------     -----------

              Total Receivables                         19,918         103,848
                                                   -----------     -----------

              Assets Available for Benefits        $25,882,590     $13,649,440
                                                   ===========     ===========

See notes to financial statements.

               REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN
            STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                           YEARS ENDED DECEMBER 31,


                                                        1997            1996
                                                        ----            -----

Assets Available for Benefits, January 1,            $13,649,440   $ 9,244,046

Additions:
   Participant contributions                           3,244,778     2,817,552
   Employer contributions, net of forfeitures          1,165,495       630,415
   Dividends on Republic Bancorp Inc. stock              235,134       185,501
   Dividends and interest income on investments
     in stock mutual funds, bond funds
     investment contract funds and loan fund             244,269       136,024
   Net appreciation in fair value of Republic
     Bancorp Inc. stock                                6,850,237       878,697
   Net appreciation in fair value of investments
     in stock mutual funds, bond funds and
     investment contract funds                         1,589,638       544,685
                                                     -----------   -----------

        Total additions                               13,329,551     5,192,874

Deductions:
   Benefits paid to participants                      (1,092,778)     (785,080)
   Administrative loan fees                               (3,623)       (2,400)
                                                     -----------   -----------

          Total deductions                            (1,096,401)     (787,480)
                                                     -----------   -----------

Net Increase                                          12,233,150     4,405,394
                                                     -----------   -----------

Assets Available for Benefits, December 31,          $25,882,590   $13,649,440
                                                     ===========   ===========


See notes to financial statements.

                            REPUBLIC BANCORP INC.
                          TAX-DEFERRED SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1997 AND 1996


1.        PLAN DESCRIPTION
          The following description of the Republic Bancorp Inc. Tax-Deferred Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was established November 1, 1988 under the provisions of Section 401(k) of the Internal Revenue Code and is a voluntary savings plan for eligible employees of Republic Bancorp Inc. (the "Company"). It is subject to the provisions of The Employment Retirement Income Security Act of 1974 (ERISA).

          All employees of the Company are eligible to participate in the Plan after completing one year of continuous service. As of December 31, 1997 and 1996, there were 1,152 and 913 plan participants, respectively.

          Participant contributions are limited to 15% of the participant's compensation as defined in the Plan, or such maximum rates as may be approved by the Internal Revenue Service. The Company contributes an amount equal to 50% of each participant's elective deferrals for the Plan year up to 7% of the participant's annual compensation. The Company's contributions to the Plan are made to the Republic Stock Fund. The Company's contributions are vested 25% after two years of service and an additional 25% each year thereafter.

          If a nonvested participant is terminated from the Plan, the participant will forfeit a portion of his account related to employer contributions. Such forfeitures are applied as a reduction to required employer contributions. As of December 31, 1997 and 1996, the amount of forfeited nonvested accounts totaled $54,410 and $35,505, respectively. These amounts are used to reduce employer contributions for the subsequent Plan year.

          Each participant's account is credited with the participant's contribution and an allocation of The Company's contribution and Plan earnings. Allocations are based upon the participant's account balances. Expenses of operating the Plan are paid by The Company, with the exception of administrative loan fees which are paid by Plan participants.

          Although it has not expressed any interest to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Such termination of the Plan, if any, would not affect an employee's interest in assets already in the Plan and any employer contributions not yet vested would become fully vested.

          Firstar Trust Company as trustee for the Plan, provides participants with the following four investment options:

                   The Firstar Trust Company Stable Asset Portfolio (Firstar Stable Asset Fund) invests in a well-diversified portfolio of investment contracts issued by highly rated insurance companies, other stable assets such as U.S. Treasury bills, and cash or cash equivalents. The current average maturity of investments in the Fund is 1.8 years.

                   The Firstar Bond IMMDEX Fund (Bond IMMDEX Fund) invests in U.S. Government bonds and investment-grade rated corporate bonds which have intermediate and longer maturity dates. The Fund attempts to match the performance of the Lehman Brothers Government/Corporate Bond Index. The current average maturity of investments in the Fund is 10.6 years.

                   The Vanguard/Windsor II Fund is a growth and income stock fund that invests in the equity securities of large and medium-size companies whose stocks are considered to be undervalued by the Fund's advisers.

                   The American Century-Twentieth Century Ultra Fund (Twentieth Century Ultra Fund) is an equity fund that invests in the common stocks of medium-to-large-size companies whose stocks are considered by fund management to have better-than average prospects for appreciation.

          Effective July 23, 1997, the following two additional investment options were made available to participants of the Plan through Firstar Trust Company:

                   The Firstar Equity Index Fund invests in the stocks of well-known U.S. Companies in proportion to the industries and company sizes represented by the Standard & Poor's (S&P) 500 Index, which is an unmanaged index of the stocks of 500 well-known U.S. companies. The Fund attempts to match the performance of the S&P 500 Index.

                   The Firstar Balanced Growth Fund is a growth and income stock fund that invests in stocks, bonds and money market instruments. It invests in medium-to-large-size companies whose stocks are considered by fund management to have the potential to rise in the future and in investment-grade quality bonds, such as U.S. government bonds and corporate bonds, which are considered by the Fund's advisors to provide immediate investment income through regular interest payments.

          Throughout the plan years ended December 31, 1997 and 1996, participants were also given the option to invest in the Republic Bancorp Inc. Common Stock Fund (Republic Stock Fund), which invests 100% in the common stock of Republic Bancorp Inc.

          The following four investment options were available to December 23, 1997 to the participants of the Premier Bancorporation, Inc. 401(k) Plan prior to its merger with the Plan effective January 1, 1993:

                   The Equitable Aggressive Fund invests in securities of smaller-sized companies (with capitalizations generally between $90 million to $1.5 billion) perceived to have greater growth potential than large companies.

                   The Equitable Balanced Fund invests in common stocks, other equity type instruments, longer-term fixed income securities, publicly traded debt securities and short-term money market instruments.

                   The Equitable Common Stock Fund invests in common stocks and other equity securities issued by intermediate and large sized companies with an investment objective of long-term capital growth and increasing income.

                   The Equitable Fixed Income Fund invests primarily in Guaranteed Investment Contracts issued by high quality insurance companies.

          Effective December 23, 1997, participant balances in these funds were transferred to the Firstar Stable Asset Fund, the Bond IMMDEX Fund, the Vanguard/Windsor II Fund, the Twentieth Century Ultra Fund and the Republic Stock Fund discussed above.

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

          Investment Valuation and Income Recognition: The accompanying financial statements reflect the accrual basis of accounting. Investments are stated at fair value which is generally based on quoted prices on the last business day of the Plan year. Loans to participants are recorded at cost which approximates fair value.

          Terminated Participants: As of December 31, 1997 and 1996, account balances of participants who have terminated employment with the Plan's sponsor totaled $1,478,133 and $912,502, respectively. Of these amounts, $221,568 and $44,374, respectively, represented benefits due to persons who have elected to withdraw from participation in the Plan.

3.        INVESTMENTS
          The following table represents the fair values of investments. Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified with an asterisk.

                                                     December 31,
                                                  1997           1996
                                                  ----           ----
Cash and Cash Equivalents:
    Portico Institutional Money Market Fund   $    61,597    $    23,318
Common Stock:
    Republic Bancorp Inc.                      14,357,586*     6,045,436*
    Accrued Dividend Income                        66,475         51,231
                                              -----------    -----------
                                               14,424,061      6,096,667
Stock Mutual Funds:
    Vanguard/Windsor II Fund                    4,459,031*     2,523,429*
    Twentieth Century Ultra Fund                3,345,890*     1,881,676*
    Firstar Equity Index Fund                      58,645           --
    Firstar Balanced Growth Fund                   15,844           --
    Equitable Aggressive Fund                        --          127,284
    Equitable Balanced Fund                          --           25,801
    Equitable Common Stock Fund                      --           97,383
                                              -----------    -----------
                                                7,879,410      4,655,573
Bond and Investment Contract Funds:
    Firstar Stable Asset Fund                   2,240,049*     1,694,057*
    Firstar Bond IMMDEX Fund                      782,732*       538,502*
    Equitable Fixed Income Fund                      --          173,058
                                              -----------    -----------
                                                3,022,781      2,405,617
Loans to Participants                             474,823        364,417
                                              -----------    -----------
         Total Investments                    $25,862,672    $13,545,592
                                              ===========    ===========

4.        FUND INFORMATION
          Contributions, investment income, and distributions to participants by fund are as follows for the years ended December 31, 1997 and 1996.

          Contributions:
                                                          1997         1996
                                                          ----         ----
          Common Stock:
              Republic Bancorp Inc.                     $1,712,643  $1,169,862
          Stock Mutual Funds:
              Vanguard/Windsor II Fund                   1,127,001     836,314
              Twentieth Century Ultra Fund                 962,068     845,093
              Firstar Equity Index Fund                     13,715        --
              Firstar Balanced Growth Fund                   6,507        --
          Bond Funds and Investment Contact Funds:
              Firstar Stable Asset Fund                    364,369     400,108
              Firstar Bond IMMDEX Fund                     223,970     196,590
                                                        ----------  ----------

                   Total Contributions                  $4,410,273  $3,447,967
                                                        ==========  ==========

          Investment Income:
                                                          1997         1996
                                                          ----         ----
          Cash and Cash Equivalents:
              Portico Institutional Money Market Fund   $    2,044  $    1,274
          Common Stock:
              Republic Bancorp Inc.                      7,085,371   1,062,924
          Stock Mutual Funds:
              Vanguard/Windsor II Fund                     961,508     419,189
              Twentieth Century Ultra Fund                 615,043     106,683
              Equitable Aggressive Fund                     10,157      16,046
              Equitable Balanced Fund                        2,193       2,736
              Equitable Common Stock Fund                   22,221      12,537
              Firstar Equity Index Fund                      2,292        --
              Firstar Balanced Growth Fund                     378        --
          Bond Funds and Investment Contract Funds:
              Firstar Stable Asset Fund                    111,940      90,093
              Firstar Bond IMMDEX Fund                      61,204      18,415
              Equitable Fixed Income Fund                    8,233      11,154
          Loan Fund                                         36,694       3,856
                                                        ----------  ----------
              Total Investment Income                   $8,919,278  $1,744,907
                                                        ==========  ==========


                                    - 9 -




4.        FUND INFORMATION (Continued)
          Benefits Paid to Participants:
                                                          1997         1996
                                                          ----         ----
          Cash and Cash Equivalents:
              Portico Institutional Money Market Fund    $     232  $      621
          Common Stock:
              Republic Bancorp Inc.                        461,987     363,298
          Stock Mutual Funds:
              Vanguard/Windsor II Fund                     272,644     113,952
              Twentieth Century Ultra Fund                 197,134     106,860
          Bond Funds and Investment Contract Funds:
              Firstar Stable Asset Fund                    105,875     126,387
              Firstar Bond IMMDEX Fund                      41,871      28,287
              Equitable Fixed Income Fund                    2,367      41,175
          Loan Fund                                         10,668       4,500
                                                        ----------  ----------
              Total Benefits Paid to Participants       $1,092,778  $  785,080
                                                        ==========  ==========


5.        TAX STATUS
          The Plan has received an opinion letter from the Internal Revenue Service dated December 28, 1992, stating that that the written form of the underlying prototype plan document is qualified under
          Section 401(a) of the Internal Revenue Code (the "Code"), and that any employee adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the Code. Therfore, the related trust is exempt from taxation. Once qualified, the plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator is not aware of any course of action or series of events that it believes would adversely affect the plan's qualified status.

6.        YEAR 2000 ISSUE (Unaudited)
          The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

          The Company initiated the process of preparing its computer systems and applications for the year 2000 in June 1997. A Year 2000 Compliance Plan has been developed by management and reviewed by the Company's Board of Directors. This Plan contains requirements for assessing the impact of the Year 2000 on critical computer systems and applications and for modifying, replacing and testing certain hardware and software maintained by the Company so that its computer systems will function properly with respect to dates in the year 2000 and thereafter.

          Management believes that with modifications to existing software and conversions to new software, the Year 2000 will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made or are not completed on a timely basis, the Year 2000 could have a material impact on the operations of the Company. The Company has also initiated formal communications with its significant suppliers and service providers, such as Firstar Trust Company, and large customers as well as other financial institutions to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 issues. There is no guarantee that the systems of other companies on which the Company's systems rely will be converted on a timely basis and would not have an adverse effect on the Company's systems.

          The Company will utilize both internal and external resources to reprogram, or replace, and test the software for Year 2000 modifications. The total Year 2000 project cost for the Company is not expected to have a material effect on the Company's results of operations, financial position, liquidity or capital resources. The project is expected to be completed not later than June 30, 1999, which is prior to any anticipated impact on the Company's operating systems. The cost of the project and the expected completion date are based on management's best estimates.




                               * * * * * * * *

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        REPUBLIC BANCORP INC.
                                        TAX-DEFERRED SAVINGS
                                        PLAN AND TRUST

                                        REPUBLIC BANCORP INC.
                                        Plan Administrator


Date: June 29, 1998                     By:  /s/ Travis D. Jones
                                            _________________________
                                            Travis D. Jones, as Agent

               Republic Bancorp Inc. Tax-Deferred Savings Plan
                           Employer ID #38-2604669
                                  Plan #001
          Item 27a - Schedule of Assets Held for Investment Purposes
                              December 31, 1997


                                                     Units/                     Fair
Description                                          Shares       Cost          Value
-----------                                          ------       ----          -----
* Portico Institutional Money Market Fund            61,597   $    61,597   $    61,597
* Firstar Stable Asset Fund                          95,953     2,054,757     2,240,049
* Firstar Bond IMMDEX Fund                           27,663       761,444       782,732
* Vanguard/Windsor II Fund                          154,037     3,699,414     4,459,031
* Twentieth Century Ultra Fund                      121,405     3,464,544     3,345,890
* Republic Bancorp Inc. Common Stock                670,164     3,930,806    14,424,061
* Firstar Equity Index Fund                             891        57,615        58,645
* Firstar Balanced Growth Fund                          608        17,602        15,844
* Loans to 99 participants against their
       individual account balances (with
       interest rates ranging from 7.1% to
       11.25% and maturing through June 2007)       474,823       474,823       474,823
                                                              -----------   -----------

          Total                                               $14,522,602   $25,862,672
                                                              ===========   ===========


* Party in interest



There were no investment assets reportable as acquired and disposed of during the year.

               Republic Bancorp Inc. Tax-Deferred Savings Plan
                           Employer ID #38-2604669
                                  Plan #001
                Item 27d - Schedule of Reportable Transactions
                         Year Ended December 31, 1997


  Number        Number
 of Units      of Units                                Purchase      Selling     Net Realized
 Purchased       Sold          Asset Description        Price         Price       Gain/(Loss)
----------     --------        -----------------       --------      -------     ------------
Series of Transactions:
2,520,747   2,486,984         Portico Institutional   $2,520,747    $2,486,984      $  --
                              Money Market Fund

   39,803      20,450         Firstar Stable Asset    $  904,405    $  463,540      $ 12,240
                              Fund

   73,546      24,960         Vanguard/Windsor II     $2,019,869    $  701,831      $ 91,507
                              Fund

   63,713      14,021         Twentieth Century       $1,901,263    $  444,492      $ 51,324
                              Ultra Fund

  160,465      64,791         Republic Bancorp Inc.   $2,378,409    $  950,884      $188,192
                              Common Stock

Single Transaction:  None






The purchase and selling prices reported above represent the fair values of the assets on the transaction dates.

                                EXHIBIT INDEX



                                                                   Page
Exhibit                                                           Number
-------                                                           ------
 23(a)        Consent of Ernst & Young LLP                          16
 23(b)        Consent of Deloitte & Touche LLP                      17